

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2012

Via E-mail
John Maute
Chief Executive Officer
E-Waste Corp.
520 Stokes Road, Suite C1
Medford, NJ 08055

> **Re:** **E-Waste Corp.**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed: May 3, 2012**
> **File No. 333-180251**

Dear Mr. Maute:

We have reviewed the above-captioned filing and have the following comments.

General

1. We note your response to comment one in our letter dated April 16, 2012. At this stage, we continue to believe that your business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Your disclosure continues to indicate that you have no revenues to date, no assets other than nominal cash and no material agreements that would advance implementation of your business plan. The status of your proposed business is largely unchanged from the date of your last amendment and your activities to date provide no assurance that you will be able to survive in the short or long term. As such, please revise the registration statement to comply with Rule 419. To the extent you are taking specific additional steps to advance your proposed business that removes uncertainty associated with your ability to survive in the short or long term, we will consider your disclosure you provide in an amendment to the registration statement.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:
   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:

- ▪ If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- ▪ If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3. We have reviewed your response to prior comment three from our letter dated April 16, 2012. You disclose on page 9 that you have spent a total of approximately $699 on start-up costs since inception on January 26, 2012 to February 29, 2012; however, you disclose on page 23 that you have spent a total of approximately $2,699 on start-up costs since inception on January 26, 2012 to February 29, 2012. Please revise to present consistent amounts throughout the filing.

You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397.
.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Diane J. Harrison, Esq.
       Harrison Law, P.A. (via email)